UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

_________________

SCHEDULE 13D
Under the Securities Exchange Act of 1934 (Amendment No.     )

Clearly Canadian Beverage Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

184901304

(CUSIP Number)

Valerie Samson Manager c/o Clearly Canadian Beverage Corporation 2489 Bellevue Avenue West Vancouver British Columbia V7V 1E1 Canada (604) 913-9314

Name, Addresss and Telephone Number of Person Authorized to Receive Notices and Communications

May 27, 2005

(Date of Event Which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box    [   ]

CUSIP NO. 03761E102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Douglas L. Mason, directly and indirectly through his wholly-owned private company, Criterion Capital Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canadian
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 1,452,621
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,452,621
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,452,621*
* 1,452,621 Common Shares of the Issuer are owned by Douglas L. Mason, directly and indirectly through his wholly-owned company, Criterion Capital Corporation
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.6264%* * Percent of class based on issued and outstanding shares of 5,448,827 of the Company and adjusted share capital of 6,148,293.
14	TYPE OF REPORTING PERSON IN, CO

Item 1.   Security and Issuer

This Statement on Schedule 13D relates to the Common Stock of Clearly Canadian Beverage Corporation with its principal executive offices at 2489 Bellevue Avenue, West Vancouver, B.C. V7V 1E1, Canada.

Item 2.    Identity and Background

Douglas L. Mason, together with his wholly owned private company, Criterion Capital Corporation, resides at 3912 Marine Drive, West Vancouver, B.C. V7V 1N4. Mr. Mason’s present principal occupation is as CEO and President of the Issuer, 2489 Bellevue Avenue, West Vancouver, B.C. V7V 1E1, Canada.

There has been no criminal conviction against Mr. Mason in the past five years.

On October 30, 2000, the British Columbia Securities Commission (the “Commission”) issued a Notice of Hearing with respect to regulatory proceedings against Douglas Mason, the President, Chief Executive Officer and a director of the Issuer. The Notice of Hearing alleged that Mr. Mason failed to comply with certain insider reporting and control person reporting requirements with respect to certain trades in shares of the Issuer and other companies, and that Mr. Mason engaged or participated in improper trading of shares of certain companies other than the Issuer. A Commission hearing with respect to the allegations was initially scheduled for January 14, 2002, however, was subsequently adjourned to October 25, 2004 as a result of certain judicial proceedings and disclosure requirements imposed on the Commission. On August 25, 2004, Mr. Mason entered into a settlement agreement (the “Settlement”) with the Commission. The Settlement provided that Mr. Mason cease trading, directly or indirectly, in securities for a period of 12 months, except that he may engage in financings for the Issuer and Columbia Yukon Explorations Inc. and that he may trade securities beneficially owned by him but only if the trading takes place through accounts held at a single registered dealer acceptable to the Commission. As part of the Settlement, the Commission acknowledged and agreed that none of the trading in question was undertaken by Mr. Mason in reliance upon undisclosed material facts or changes and that there was no evidence of any illicit purpose on the part of Mr. Mason in connection with the subject trading.

Mr. Mason is a Canadian citizen.

Item 3.    Source and Amount of Funds or Other Consideration

On May 27, 2005, 545,953 Common shares were acquired by Douglas L. Mason, through his wholly owned private company, Criterion Capital Corporation, in connection with a private placement of shares with the Issuer.

Item 4.    Purpose of Transaction

Mr. Mason, together with his wholly owned private company, Criterion Capital Corporation, have acquired shares of the Issuer for investment purposes. Mr. Mason reserves the right to sell shares of the Issuer or to acquire additional shares of the Issuer in an open market transaction or otherwise. As of the date hereof, Mr. Mason does not have any specific plans or proposals for any strategic corporate transactions related to the Issuer.

Item 5.    Interest in Securities of the Issuer

(a)	The person reporting hereby owned the following Common Shares of the Issuer as of May 27, 2005.

Common Shares (held directly and indirectly)	753,155
Stock Options (held directly and indirectly)	683,966
Warrants (held directly)	15,500
Total	1,452,621

The total shares of Common Stock constitutes 23.6264% of the 6,148,293 adjusted share capital as reported by the issuer.

(b)	See paragraph (a) above.

(c)	The following purchases and sales of Common Stock of the Issuer have been made in the last sixty (60) days by the following:

Purchases of Common Stock Holder	Date	Shares	Average Price
Douglas L. Mason		--	--

Sales of Common Stock Holder	Date	Shares	Average Price
Douglas L. Mason		--	--

Purchases of Common Stock Holder	Date	Shares	Average Price
Criterion Capital Corporation	May 27, 2005	545,953	$1.00US
	May 27, 2005	2,000	$1.50US
	May 27, 2005	500	$1.50US
	May 31, 2005	2,000	$1.55US
	May 31, 2005	4,000	$1.50US
	May 31, 2005	1,500	$1.50US
	June 1, 2005	500	$1.50US
	June 2, 2005	194	$1.50US
	June 3, 2005	2,306	$1.50US
	June 10, 2005	200	$1.65US
	June 13, 2005	2	$1.65US
	June 14, 2005	6	$1.65US
	June 15, 2005	1,650	$1.65US

Sales of Common Stock Holder	Date	Shares	Average Price
Criterion Capital Corporation	June 7, 2005	2,000	$1.75US

All reported transactions were effected through private placements with the Issuer or through market transactions effected on the OTCBB.

(d)	Not applicable.

(e)	Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

None.

Item 7.    Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

None.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Signed June 15, 2005

/s/ Douglas L. Mason Douglas L. Mason, President of Criterion Capital Corporation